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06002149

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52257

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01 / 01 / 05___ AND ENDING ___12 / 31 / 05___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glaucon Capital Partners, L.L.C.

OFFICIAL USE ONLY	
FIRM I.D. NO.	

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Carlton Drive
_____
                    (No. and Street)

Mt. Kisco   NY   10549
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 914-666-4789
Dawn D. Haye
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eric J. Fernandez + Co.
_____
             (Name – if individual, state last, first, middle name)

895 West Main Street   West Dundee   IL   60118-2050
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Dawn D. Haye_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Glaucon Capital Partners, L.L.C._ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Principal
Title



Notary Public   1/31/06

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2005 AND 2004

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statements of financial condition	2
Statements of income	3
Statements of members' equity	4
Statements of cash flows	5
Notes to financial statements	6 - 8
Supplementary Information	
Independent auditor's report on supplementary information required by rule 17a-5 of the Securities and Exchange Commission	9
Schedule I - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II - Report on internal control required by rule 17a-5 of the Securities and Exchange Commission	11 - 12



ERIC J. FERNANDEZ & CO.

CERTIFIED   PUBLIC   ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Members of Glaucon Capital
Partners, L.L.C.

We have audited the accompanying statements of the financial condition of Glaucon Capital Partners, L.L.C. (a Limited Liability Company) as of December 31, 2005 and 2004, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2005 and 2004, and the statements of income, members' equity, and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 9, 2006

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND 2004

	2005	2004
CURRENT ASSETS:		
Cash	$ 86,659	$ 64,357
Accounts receivable	49,500	16,96
Prepaid expenses	7,042	6,227
Total current assets	143,201	87,552
Total assets	$ 143,201	$ 87,552
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 7,850	$ 10,362
Total current liabilities	7,850	10,362
MEMBERS' EQUITY	135,351	77,190
	$ 143,201	$ 87,552

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Transaction fees	$ 2,616,112	$1,051,123
Retainer fees	148,750	190,000
Membership fees	-	1,500
Total revenues	2,764,862	1,242,623
EXPENSES:		
Registered representative	592,700	219,075
Travel and entertainment	20,488	13,758
Filing fees and taxes	7,733	7,768
Regulatory fees	6,372	6,653
Professional services	6,150	9,318
Telephone and Internet	1,691	1,791
Association dues and subscriptions	1,600	1,600
Conference fees	850	1,580
Insurance	575	550
Office supplies	480	118
Printing	296	761
Total expenses	638,935	262,972
Net income	**$ 2,125,927**	**$ 979,651**

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
BALANCE, BEGINNING OF YEAR	$ 77,190	$ 46,239
Add: Net income	2,125,927	979,651
	2,203,117	1,025,890
Less: Member distributions	(2,067,766)	(948,700)
BALANCE, END OF YEAR	$ 135,351	$ 77,190

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,125,927	$ 979,651
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in accounts receivable	(32,532)	(16,838)
(Increase) in prepaid expenses	(815)	(165)
Increase (decrease) in accounts payable and accrued expenses	(2,512)	9,499
Total adjustments	(35,859)	(7,504)
Net cash provided by operations	2,090,068	972,147
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to members	(2,067,766)	(948,700)
Net cash used in financing activities	(2,067,766)	(948,700)
NET INCREASE IN CASH	22,302	23,447
Cash at beginning of year	64,357	40,910
CASH AT END OF YEAR	$ 86,659	$ 64,357

The accompanying notes are an integral part of the financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.

NOTES TO FINANCIAL STATEMENTS

1. ## NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    ### NATURE OF BUSINESS

    Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company's operations consist of wholesaling and retailing private placements of debt and equity securities on a best efforts basis.

    The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company promptly transmits all funds and securities, does not hold funds or securities for customers and effectuates all financial transactions between the broker or dealer and customers through designated bank accounts.

    ### USE OF ESTIMATES

    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    ### INVESTMENT BANKING

    Investment banking revenues include fees arising from securities offerings in which the Company acts as an agent. Such investment banking transaction fees are recorded at the time the transaction is completed and the income is reasonably determinable.

    ### REVENUE RECOGNITION

    The company enters into individual contracts with each respective client. It is therefore the Company's policy to recognize revenue according to each individual contract agreement.

    ### INCOME TAXES

    The Company has elected under the Internal Revenue Code to be a Limited Liability Company. The Partners of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal and State income taxes has been included in these financial statements.

6

1. **NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

   The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business, to be fully collectible; accordingly, no allowance for doubtful accounts is required.

2. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 and 2004, the Company had net capital and net capital requirements of $78,809 and $53,995, respectively. There was no material difference between the Company's net capital at December 31, 2005 as reported herein and the net capital reported by the Company in its FOCUS Report for the period ended December 31, 2005.

3. **TRANSACTIONS WITH RELATED PARTY**

   The company is 50% owned by Glaucon Capital, L.L.C. Glaucon Capital, L.L.C. receives a consulting fee from the Company from time to time for special services rendered. For the year ended December 31, 2005 and 2004 no consulting fees were paid to Glaucon Capital, L.L.C.

4. **MAJOR CLIENTS/SUPPLIERS**

   The Company receives the majority of its revenues by providing specialized securities financing arrangements to a limited number of clients. For 2005 and 2004, revenues generated from its top two clients represented 80% (68% and 12%) and 87% (45% and 42%) of the Company's total revenue, respectively. During the years ended, December 31, 2005 and 2004 the Company incurred approximately 93% and 89% of its total expenses with one individual, respectively. This individual is an independent contractor to the Company and is a National Association of Securities Dealers registered representative of the Company.

5. **NONMONETARY TRANSACTIONS**

   The Company provided services during 2004 under an agreement in which a portion of the fees charged by the Company were paid in stock warrants issued by the client. The stock warrants were recognized as revenue by the Company for $166,700, their market value as determined by the value that warrants were issued to the client's investors at the same time. The warrants were used to pay the Company's registered representative, and the remaining warrants were distributed to the Company's members. No gain or loss was recognized during the period from which they were received until they were distributed.

6. **RECLASSIFICATIONS**

   Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

7. <u>CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS</u>

The Company maintains cash balances at one financial institution located in Barrington, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005 and 2004 the Company's uninsured balance totaled $90,269 and $0, respectively. The Company has not suffered any loss related to this concentration.

SUPPLEMENTARY INFORMATION



ERIC J. FERNANDEZ & CO.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Members of
Glaucon Capital Partners, L.L.C.

We have audited the accompanying financial statements of Glaucon Capital Partners, L.L.C. for the year ended December 31, 2005 and have issued our report thereon dated January 9, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 9, 2006

895 West Main Street • West Dundee, IL 60118-2050 • Telephone 847/428-7400 • Fax 847/428-0307
420 N. Front Street, Suite 202 • McHenry, IL 60050-5528 • Telephone 815/344-7720 • Fax 815/344-7773
10908 Main Street, P.O. Box 302 • Richmond, IL 60071-0302 • Telephone 815/678-6061 • Fax 815/678-2260
www.ejfcpa.com

SCHEDULE I
GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Members' equity	$ 135,351
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	135,351
Add subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Nonallowable assets:	
Accounts receivable	49,500
Prepaid expenses	7,042
	56,542
	78,809
Haircuts on securities	-
Net capital	$ 78,809

There is no material difference between Glaucon Capital Partners, L.L.C.'s computation of its net capital requirements and the computation as provided by Eric J. Fernandez & Co. Therefore, no reconciliation is provided.

SCHEDULE II
REPORT ON INTERNAL CONTROL REQUIRED
BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

The Members of
Glaucon Capital Partners, L.L.C.

In planning and performing our audit of the financial statements of Glaucon Capital Partners, L.L.C., for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the computations of net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in conformity with U.S generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

11

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eric J. Fernandez & Co.

West Dundee, Illinois
January 9, 2006